Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Nonemployee Director Equity Incentive Plan and the Employee Stock Purchase Plan of Quantum Corporation of our reports dated June 11, 2007, except for Note 3 of the 2007 consolidated financial statements, as to which the date is November 20, 2007, with respect to the consolidated financial statements and schedule of Quantum Corporation included in its Annual Report (Form 10- K/A, Amendment No. 1) for the year ended March 31, 2007, Quantum Corporation management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Quantum Corporation as of March 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Palo Alto, California

November 20, 2007